Exhibit 7.2

MTR Corporation Limited

Computation of

Ratio of Debt to Shareholders’ Equity

Based on US GAAP

(Expressed in millions of HK$)

		As of December 31
		1998	1999	2000	2001	2002
Loans, obligations under finance leases and bank overdrafts	(A)	16,862	23,310	27,152	31,745	34,793
Shareholders’ equity	(B)	35,430	37,879	41,322	44,870	46,942
Ratio of Debt to Shareholders’ Funds	(A)/(B)	0.48	0.62	0.66	0.71	0.74